# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Precigen, Inc., CIK 0001356090
CUSIP: 46122T102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20374 Seneca Meadows Parkway, Germantown, Maryland (MD), 20876
Date of event which requires filing of this statement: 06/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001764133

## Reporting persons
- Ares Trading SA: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 17,467,152; shared voting power 0; sole dispositive power 17,467,152; shared dispositive power 0; aggregate amount beneficially owned 17,467,152 (4.9% of the class)
  Comment: Note to Row 11: This percentage is based upon a denominator of 358,035,247 shares of Common Stock outstanding as of July 31, 2026 as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on August 4, 2026.
- Merck Serono SA, Aubonne, Switzerland, an affiliate of Merck KGaA, Darmstadt: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 17,467,152; shared voting power 0; sole dispositive power 17,467,152; shared dispositive power 0; aggregate amount beneficially owned 17,467,152 (4.9% of the class)
  Comment: Note to Row 11: This percentage is based upon a denominator of 358,035,247 shares of Common Stock outstanding as of July 31, 2026 as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on August 4, 2026.
- Merck KGaA, Darmstadt, Germany: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 17,467,152; shared voting power 0; sole dispositive power 17,467,152; shared dispositive power 0; aggregate amount beneficially owned 17,467,152 (4.9% of the class)
  Comment: Note to Row 11: This percentage is based upon a denominator of 358,035,247 shares of Common Stock outstanding as of July 31, 2026 as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on August 4, 2026.
- E. Merck KG, Darmstadt Germany: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 17,467,152; shared voting power 0; sole dispositive power 17,467,152; shared dispositive power 0; aggregate amount beneficially owned 17,467,152 (4.9% of the class)
  Comment: Note to Row 11: This percentage is based upon a denominator of 358,035,247 shares of Common Stock outstanding as of July 31, 2026 as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on August 4, 2026.

## Item 1. Issuer
Name of issuer: Precigen, Inc.
Address of issuer's principal executive offices: 20374 Seneca Meadows Parkway, Germantown, Maryland, 20876

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by each of the following persons (each, a "Reporting Person" and together, the "Reporting Persons"):

Ares Trading SA
Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany
Merck KGaA, Darmstadt, Germany
E.Merck KG, Darmstadt, Germany

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(l) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
Ares Trading SA: Zone Industrielle de l'Outriettaz, 1170 Aubonne, Switzerland
Merck Serono SA, Aubonne, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany
Merck KGaA: Frankfurter Strasse 250, 64293 Darmstadt, Germany
E. Merck KG: Emanuel-Merck-Platz 1, 64293 Darmstadt, Germany
Citizenship: The Reporting Persons Ares Trading SA and Merck Serono SA Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany are organized in Switzerland. The Reporting Persons Merck KGaA and E. Merck KG are organized in Darmstadt, Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,467,152
Percent of class: 4.9%
Sole power to vote or to direct the vote: 17,467,152
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,467,152
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Ares Trading SA: /s/ Florence Jolidon, Florence Jolidon / Board Member (08/07/2026)
- Ares Trading SA: /s/ Prisca von Ballmoos, Prisca von Ballmoos / Registered Proxy (08/06/2026)
- Merck Serono SA, Aubonne, Switzerland, an affiliate of Merck KGaA, Darmstadt: /s/ Florence Jolidon, Florence Jolidon / Board Member (08/07/2026)
- Merck Serono SA, Aubonne, Switzerland, an affiliate of Merck KGaA, Darmstadt: /s/ Prisca von Ballmoos, Prisca von Ballmoos / Registered Proxy (08/06/2026)
- Merck KGaA, Darmstadt, Germany: /s/ Katharina Kneisel, Katharina Kneisel / Registered Proxy (08/07/2026)
- Merck KGaA, Darmstadt, Germany: /s/ Abhira Gonge, Abhira Gonge / Registered Proxy (08/06/2026)
- E. Merck KG, Darmstadt Germany: /s/ Kristin Eibisch, Kristin Eibisch / Attorney in Fact (08/06/2026)
- E. Merck KG, Darmstadt Germany: /s/ Clemens Canel, Clemens Canel / Attorney in Fact (08/06/2026)
Comment: Power of attorney for signatories signing as Attorney in Fact included in Exhibit 99.1 page 2